June 18, 2009

The Board of Directors
Entrust, Inc.
One Lincoln Centre
5400 LBJ Freeway, Suite 1340
Dallas, Texas 75240

Dear Members of the Board:

Accounts and funds that we advise are holders of 3,200,000 shares of Entrust common stock. We are writing to inform you of our current intention to vote all of our eligible shares(1) against adoption of the merger agreement with Thoma Bravo, which requires the affirmative vote of at least two-thirds of outstanding shares(2) at the special meeting scheduled for July 10, 2009.

Our intention to vote against adoption of the merger agreement is based on the following reasons:

(1) Valuation - The company suggests, in the proxy statement and additional filings, that the downside risk faced by stockholders in voting against the transaction would be the trading range of the stock prior to April 9th, the last trading day before announcement of the merger. We believe that looking at this time period to understand valuations in the present market is misleading. First, the broad market index, as measured by the S&P, is up 7%(3) since April 9th. Small cap and tech indexes such as the Russell 2000 and the Russell 2000 Technology Index are up 8% and 16%. A group of comparable companies(4) (identified by Barclays in the proxy statement) of similar size as Entrust is up 17%. In addition, comparable companies trade on average at 1.5x trailing twelve month revenues. Together these metrics suggest that the likely trading price of the stock in the absence of the TB deal is significantly higher than the pre-April 9th trading range and above $1.85.

(2) Strategic Outlook - We find the board's case for selling the company at this point in time unconvincing. The company has ample cash on hand, a sustainable and robust government line of business, and several highly regarded products with potential to add growth to the business model in the near term. We have seen consistent growth in bookings year over year for several years and remain especially excited by SSL product sales which saw 32% growth in 2008 and 26% growth in the first quarter of 2009. While we understand the difficulty associated with transitioning from a perpetual license model to subscription, we do not understand why the board would agree to sell the company in the midst of this transition at a depressed valuation.


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(1) Assuming the record date remains May 11, 2009, we are eligible to vote
    2,000,000 shares.
(2) Agreement and Plan of Merger dated April 12, 2009.
(3) All index and stock movements are calculated through the end of the day June 17, 2009.
(4) Comparable companies include ActiveIdentity, Guidance Software, SonicWall, Sourcefire, VASCO Data Security, and Websense.

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(3) Governance - We are concerned that the board's vote on the TB deal is not unanimous. In addition, the arguments that the board advances to contest the dissident director's arguments suggest that this board either fails to see the additional value in the company or has reached a point of fatigue. In either case, we believe that the divided board presents a context in which we cannot support a transaction. Additionally, we are perplexed by the board's decision to extend the vote date for adoption of the merger for approximately one month while not extending the time period for the three Excluded Parties to conduct due diligence and negotiate a definitive agreement. We believe that it would be appropriate for the board to resume discussions with the Excluded Parties and respond to any further due diligence requests that they might have. Our concern is that the present period is being used simply to lobby for shareholder and proxy-service support, at great cost to Entrust in terms of management focus and actual expense. In light of the above, we would be pleased to see the present board resign if the TB transaction fails to obtain shareholder approval.

Please feel free to contact us at any time to discuss these matters further at
(212) 698 - 3116.

Sincerely,

Allen Sista
Jonathan Spitzer
Jason Dahl

Arnhold and S. Bleichroeder Advisers, LLC